Exhibit 99.1

New Oriental Announces Unaudited Results for the First Fiscal Quarter Ended August 31, 2012

Quarterly Net Revenues Increased by 25.8% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 5.7% Year-Over-Year

Quarterly Non-GAAP Net Income Attributable to New Oriental Increased by 5.2% Year-Over-Year

BEIJING, Oct. 29, 2012 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended August 31, 2012, which is the first quarter of New Oriental’s fiscal year 2013.

Highlights for the Fiscal Quarter Ended August 31, 2012

•	Total net revenues increased by 25.8% year-over-year to US$335.8 million from US$266.9 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 5.7% year-over-year to US$95.9 million from US$90.7 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 5.2% year-over-year to US$102.6 million from US$97.5 million in the same period of the prior fiscal year.

•	Income from operations increased by 6.7% year-over-year to US$101.6 million from US$95.2 million in the same period of the prior fiscal year.

•

Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 6.2% year-over-year to US$108.3 million from US$102.0 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS were US$0.62 and US$0.61, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.66 and US$0.65, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 11.3% year-over-year to approximately 898,900 from approximately 807,700 in the same period of the prior fiscal year.

•

The total number of schools and learning centers increased to 726 in the quarter ended August 31, 2012, up from 664 in the previous quarter. New Oriental opened a net of 62 learning centers in the quarter.

Financial and Student Enrollments Summary – First Fiscal Quarter 2013

(in thousands of US$, except per ADS data, student enrollments and percentages)

	Q1 of FY2013	Q1 of FY2012	Pct. Change
Net revenues	335,829	266,850	25.8%
Net income attributable to New Oriental	95,852	90,709	5.7%
Non-GAAP net income attributable to New Oriental(1)	102,572	97,524	5.2%
Operating income	101,555	95,166	6.7%
Non-GAAP operating income(1)	108,275	101,981	6.2%
Net income per ADS attributable to New Oriental – basic(2)	0.62	0.59	4.6%
Net income per ADS attributable to New Oriental – diluted(2)	0.61	0.58	5.2%
Non-GAAP net income per ADS attributable to New Oriental – basic(1)(2)(3)	0.66	0.63	4.1%
Non-GAAP net income per ADS attributable to New Oriental – diluted(1)(2)(3)	0.65	0.62	4.7%
Total student enrollments in academic subjects tutoring and test preparation courses	898,900	807,700	11.3%

(1)	New Oriental provides non-GAAP net income attributable to New Oriental, non-GAAP operating income and non-GAAP net income per ADS attributable to New Oriental that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents one common share.
(3)	The non-GAAP adjusted net income per share and per ADS are computed based on the non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to start our 2013 fiscal year with continued steady top-line growth, driven by our tremendous growth beyond tier-one cities. We opened 89 new learning centers, and closed 8 and disposed of 19 ELITE learning centers, with a net increase of 62 learning centers during the quarter. The majority of our new learning centers are located in second- and third-tier cities, as we work to achieve critical mass and economies of scale in these fast-growing markets. Revenue from these cities grew an impressive 35% as we were able to ramp up utilization quickly and efficiently. The rapid expansion of our learning-center network, however, had a negative impact on the bottom line, which was exacerbated by the weak performance of our Beijing and Shanghai schools and substantial expenses and diversion of management attention as a result of the SEC investigation and Muddy Waters’ unfounded allegations against us.

“As we wind down our ‘Occupy the Market’ learning center expansion strategy where we nearly doubled our number of learning centers from 367 at May 31, 2010 to 726 as of August 31, 2012 in order to reach economies of scale in our 49 cities and to assist in attaining our goal of being number one or number two in every one of our 49 city markets within six years of establishment in each respective market, we will now shift our focus to substantially improving our profitability with our ‘Harvest the Market’ strategy. Our ‘Harvesting the Market’ strategy is comprised of: firstly, dramatically slowing down learning center growth and primarily opening centers in fast growing second-tier cities; secondly, increasing utilization rates at existing learning centers, closing down unprofitable learning centers and eliminating associated staff; thirdly, diligently controlling headcount, marketing and G&A expenses; and, finally, refraining from venturing into new business lines which require substantial upfront investments. We expect these monetization strategies to begin to pay off in our third fiscal quarter starting December 2012.”

Mr. Yu continued, “We feel exonerated and vindicated by the findings of the Special Committee refuting and discrediting Muddy Waters’ allegations. We hope to put this matter behind us and focus on running our business and improving the profitability of our operations through increasing learning center utilization and strict headcount and expense controls.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “We are pleased to see continued strong growth across our key business lines, with revenue from both our overseas test preparation programs and K-12 all-subjects after-school tutoring programs growing over 30% this quarter. Our VIP personalized classes continued their outstanding growth, with year-over-year cash revenue increasing by 85%. Our Vision Overseas Study Consulting business also continued to outperform, with year-over-year gross revenue growth of approximately 55% in the quarter.”

Mr. Hsieh continued, “We are pleased to announce that four of our Chinese college entrance examination, or gaokao, students achieved the number one score in their respective provinces this year, and three of our students achieved the highest score in their respective cities. This exceeds last year’s stellar performance in which four New Oriental students achieved the highest gaokao score in their respective provinces and one student achieved a number one score in his/her city. Our students’ accolades and outstanding results demonstrate the excellent quality of New Oriental’s education programs and further cement our position as the number one K-12 after school tutoring and gaokao test preparation school in China.”

Independent Investigation and VIE Consolidation

The Company issued a press release, dated September 30, 2012 (attached hereto as Exhibit A), announcing that the Special Committee of the Board of Directors (the “Special Committee”) had found no substantiating evidence to support the allegations of short seller research firm Muddy Waters in its July 18, 2012 report against the Company. New Oriental was later informed by the staff of the Division of Corporation Finance of the Security and Exchange Commission (“SEC”) that, based on the Company’s representations made in response to the SEC’s inquiries, the staff has no objection to the Company’s consolidation of its variable interest entity, Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China”), into the Company’s consolidated financial statements, and also has no objection to the Company’s consolidation of its schools into New Oriental China or into the Company’s wholly-owned subsidiaries in China. The Company subsequently filed its Annual Report for fiscal year 2012 on form 20-F on October 12, 2012, (refer to Exhibit B), with no restatement of historical financial statements, contrary to the predictions made in the Muddy Waters report.

Disposal of ELITE English

In July 2012, the Company agreed to sell the assets and liabilities of ELITE English, which operates high-end, English language training programs for high-income working professionals and other adults in large developed cities, to an employee, the head of ELITE English, for approximately US$5.5 million. The net loss from ELITE English operation in the first quarter of fiscal year 2013 was US$0.4 million, compared to a similar net loss of US$0.4 million in the same period of the prior fiscal year.

Senior Management Share Purchase

On July 20, 2012, the Company announced that members of its senior management team, including the Company’s Chairman and Chief Executive Officer Michael Minhong Yu, board director, President and Chief Financial Officer Louis T. Hsieh, board director and Executive Vice President Chenggang Zhou, Executive President, Domestic Business Xiangdong Chen and Senior Vice President Yunlong Sha, had informed the Company of their intention to use their personal funds to purchase the Company’s ADSs on the open market for an aggregate amount of up to $50 million within the next three months. As of October 20, 2012, these members of the Company’s senior management had bought a total of over $33 million of the Company’s ADSs on the open market in accordance with Rule 10b5-1 and Rule 10b-18 of the Securities and Exchange Act of 1934, as amended.

Financial Results for the Fiscal Quarter Ended August 31, 2012

For the first fiscal quarter of 2013, New Oriental reported net revenues of US$335.8 million, representing a 25.8% increase year-over-year.

Net revenues from educational programs and services for the first fiscal quarter were US$307.9 million, representing a 24.8% increase year-over-year. Growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the first quarter of fiscal year 2013 increased by 11.3% year-over-year to approximately 898,900, from approximately 807,700 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$234.3 million, a 36.5% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$227.6 million, a 38.0% increase year-over-year.

Cost of revenues for the quarter increased by 31.8% year-over-year to US$118.2 million, primarily due to increases in the number of courses being offered and the number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 39.9% year-over-year to US$39.5 million, primarily due to brand promotion expenses.

General and administrative expenses for the quarter increased by 42.4% year-over-year to US$76.6 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$69.9 million, a 48.1% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers by a net of 62 learning centers in the quarter and the investigation-related expenses accrued in the quarter.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 1.4% to US$6.7 million in the first quarter of fiscal year 2013 from US$6.8 million in the same period of the prior fiscal year.

Income from operations for the quarter was US$101.6 million, a 6.7% increase from US$95.2 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$108.3 million, a 6.2% increase from US$102.0 million in the same period of the prior fiscal year.

Operating margin for the quarter was 30.2%, compared to 35.7% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes the impact of share-based compensation expenses, for the quarter was 32.2%, compared to 38.2% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$95.9 million, representing a 5.7% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.62 and US$0.61, respectively. The lower-than-expected net income figure was largely a result of continued substantial investment in learning-center expansion and technology infrastructure, a disappointing performance from the Company’s two largest schools, Beijing and Shanghai, and substantial expenses and diversion of management attention and resources to respond to the SEC investigation and other unfounded claims made by short-seller research firm Muddy Waters.

Non-GAAP net income attributable to New Oriental for the quarter was US$102.6 million, representing a 5.2% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.66 and US$0.65, respectively.

Capital expenditures for the quarter were US$21.3 million, which was primarily attributable to the addition of learning centers.

As of August 31, 2012, New Oriental had cash and cash equivalents of US$512.5 million, as compared to US$428.3 million as of May 31, 2012. In addition, the Company had US$74.2 million in term deposits and US$303.9 million in short-term investment as of August 31, 2012. Net operating cash flow for the first quarter of fiscal year 2013 was approximately US$107.4 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses, and recognized proportionally as revenue as the instructions are delivered, as of August 31, 2012, was US$243.6 million, an increase of 39.5% as compared to US$174.7 million as of August 31, 2011.

Outlook for Second quarter of Fiscal Year 2013

New Oriental expects its total net revenues in the second quarter of fiscal year 2013 (September 1, 2012, to November 30, 2012) to be in the range of US$165.0 million to US$171.6 million, representing year-over-year growth in the range of 25% to 30%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 29, 2012, U.S. Eastern Time (8 PM on October 29, 2012, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1-718-354-1231
Hong Kong:	+852-2475-0994
U.K.:	+44-20-3059-8139

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until November 5, 2012:

International:	+61-2-8235-5000
Passcode:	44081564

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2013 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:         +86-10-6260-5568

Email:     zhaosisi@xdf.cn

Mr. Nick Beswick

Beijing Brunswick Consultancy Ltd.

Tel:         +86-10-5960-8600

Email:     edu@brunswickgroup.com

In the U.S.:

Ms. Patricia Grau

Brunswick Group LLC

Tel: +1-415-671-7676

Email:     edu@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2012	As of May 31 2012

	(Unaudited) USD	(Unaudited) USD

ASSETS:
Current assets:
Cash and cash equivalents	512,460	428,261
Restricted cash	4,135	3,591
Term deposits	74,222	50,612
Short term investment	303,862	321,182
Accounts receivable, net	4,183	3,794
Inventory	20,734	20,074
Deferred tax assets-Current	5,662	7,316
Prepaid expenses and other current assets	59,685	60,546
Total current assets	984,943	895,376
Property, plant and equipment, net	217,608	204,342
Land use right, net	3,465	3,476
Amounts due from related parties	1,195	1,449
Deferred tax assets	1,858	1,238
Long term deposit	14,111	12,819
Long term prepaid rent	1,903	2,205
Prepayment for an acquisition	3,735	3,279
Intangible assets	821	833
Goodwill	1,804	1,798
Long term investment	3,002	2,002

Total assets	1,234,445	1,128,817

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$ 8,943 and US$9,606 as of May 31, 2012 and August 31, 2012, respectively)	9,758	8,943
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$ 88,681 and US$101,041 as of May 31, 2012 and August 31, 2012, respectively)	113,730	99,773
Dividend payable (including dividend payable of the consolidated VIEs without recourse to New Oriental of nil and nil as of May 31, 2012 and August 31,2012, respectively)	50,000	50,000
Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$ 8,979 and US$ 19,460 as of May 31, 2012 and August 31, 2012, respectively)	22,533	10,012
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of US$ 164 and US$ 88 as of May 31, 2012 and August 31, 2012, respectively)	88	164
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$ 266,814 and US$ 241,070 as of May 31, 2012 and August 31, 2012, respectively)	243,621	269,411

Total current liabilities	439,730	438,303
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to New Oriental of US$ 112 and US$ 47 as of May 31, 2012 and August 31, 2012, respectively)	101	112

Total long-term liabilities	101	112
Total liabilities	439,831	438,415

Total shareholder’s equity	794,614	690,402
Total liabilities and shareholder’s equity	1,234,445	1,128,817

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Ended August 31
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	307,855	246,765
Books and others	27,974	20,085

Total net revenues	335,829	266,850

Operating costs and expenses (note 1):
Cost of revenues	118,216	89,684
Selling and marketing	39,470	28,223
General and administrative	76,588	53,777

Total operating costs and expenses	234,274	171,684

Operating income	101,555	95,166

Other income, net	7,739	5,168
Provision for income taxes	(13,035)	(9,228)
Income from continuing operations	96,259	91,106
Loss on discontinued operations, net of tax	(407)	(397)
Net income attributable to New Oriental Education & Technology Group Inc.	95,852	90,709

Net income per share attributable to New Oriental-Basic
Income from continuing operations	0.62	0.59
Loss on discontinued operations	(0.00)	(0.00)
Net income per share attributable to New Oriental-Diluted
Income from continuing operations	0.61	0.58
Loss on discontinued operations	(0.00)	(0.00)
Net income per ADS attributable to New Oriental-Basic (note 2)
Income from continuing operations	0.62	0.59
Loss on discontinued operations	(0.00)	(0.00)
Net income per ADS attributable to New Oriental-Diluted (note 2)
Income from continuing operations	0.61	0.58
Loss on discontinued operations	(0.00)	(0.00)
Other comprehensive income, net of tax	243	8,508

Comprehensive income	96,095	99,217

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	96,095	99,217

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	—	216
Selling and marketing	—	—
General and administrative	6,720	6,599

Total	6,720	6,815

Note 2: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	76,588	53,777
Share-based compensation expense in general and administrative expenses	6,720	6,599

Non-GAAP general and administrative expenses	69,868	47,178
Total operating costs and expenses	234,274	171,684
Share-based compensation expenses	6,720	6,815
Disposal loss

Non-GAAP operating costs and expenses	227,554	164,869
Operating income	101,555	95,166
Share-based compensation expenses	6,720	6,815
Disposal loss

Non-GAAP operating income	108,275	101,981

Operating margin	30.2%	35.7%
Non-GAAP operating margin	32.2%	38.2%
Net income attributable to New Oriental	95,852	90,709
Share-based compensation expense	6,720	6,815
Disposal loss

Non-GAAP net income	102,572	97,524
Net income per ADS attributable to New Oriental – Basic (note 1)	0.62	0.59
Net income per ADS attributable to New Oriental – Diluted (note 1)	0.61	0.58
Non-GAAP net income per ADS attributable to New Oriental – Basic (note 1)	0.66	0.63
Non-GAAP net income per ADS attributable to New Oriental – Diluted (note 1)	0.65	0.62
Weighted average shares used in calculating basic net income per ADS (note 1)	155,577,054	154,051,990
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,249,683	156,497,963
Non-GAAP Income per share – basic	0.66	0.63
Non-GAAP Income per share – diluted	0.65	0.62

Note 1: Each ADS represents one common shares.

Exhibit A

New Oriental Announces Results of Independent Investigation

BEIJING, Sept. 30, 2012 /PRNewswire/ – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that the Special Committee of the Board of Directors of the Company (the “Special Committee”) has completed its review of certain allegations raised in a report issued by Muddy Waters on July 18, 2012 and has found no significant evidence to support these allegations. As previously announced, the Special Committee was formed on July 20, 2012, and is comprised of the three independent Directors of the Company, Mr. Denny Lee, Mr. Robin Yanhong Li, and Dr. John Zhuang Yang. The Special Committee retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) to assist it in conducting an independent review of certain allegations contained in the Muddy Waters report; Simpson Thacher, in turn, has been assisted in its efforts by Ernst & Young (China) Advisory Limited and Commerce & Finance Law Offices.

Together with Simpson Thacher, the Special Committee focused its investigation on the three core allegations articulated in the Muddy Waters report, summarized as follows: (1) the allegation that some or all of the Company’s schools are actually franchises-in-disguise and thus inaccurately inflate the Company’s count of its own schools and its revenue said to be derived therefrom; (2) the allegation that the Company’s financial statements do not accurately reflect enterprise income tax paid by the Beijing Haidian school; and (3) the allegation that the Company’s consolidation of the financial results of the variable interest entity and its subsidiaries (collectively, the “VIE”) into its own financials is improper because the Company does not have sufficient control over the VIE necessary for consolidation under U.S. GAAP. The scope of the Special Committee’s investigation did not extend to examination of various general and un-particularized allegations for which the Muddy Waters report provided no specific detail.

The Special Committee’s work on the “franchise” issue uncovered no significant evidence that supports the Muddy Waters allegation mentioned above. The evidence collected indicates that the Company does have ownership interests in its 55 schools and associated learning centers. The activity related to the 21 third parties with whom New Oriental has entered into brand “cooperation agreements” is entirely separate, is immaterial, and in any event is properly accounted for in the Company’s financial statements.

The Special Committee’s work on the tax issue uncovered no significant evidence that supports the Muddy Waters allegation mentioned above.

The Special Committee understands that the SEC’s Division of Corporation Finance is engaged in a review of the Company’s consolidation of the financial results of the VIE into the Company’s consolidated financial statements. Accordingly, the Special Committee’s work on that issue is likewise continuing.

The Company will continue to fully cooperate with the SEC on the issue concerning consolidation of the VIE. The Company will file a Form 12b-25 with the SEC to request an automatic extension for the filing of the Company’s annual report on Form 20-F covering its fiscal year ended May 31, 2012, as permitted under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in New Oriental’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:      +86-10-6260-5568

Email:  zhaosisi@xdf.cn

Mr. Nick Beswick

Beijing Brunswick Consultancy Ltd.

Tel:      +86-10-5960 8600

Email:  edu@brunswickgroup.com

In the U.S.:

Ms. Carly Westerman

Brunswick Group LLC

Tel:      +1-212 333 3810

Email:  edu@brunswickgroup.com

SOURCE New Oriental Education and Technology Group Inc.

RELATED LINKS

http://english.neworiental.org

Exhibit B

New Oriental Announces Filing of Annual Report on Form 20-F for Fiscal Year 2012

BEIJING, Oct. 12, 2012 /PRNewswire/ – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that it has filed its annual report on Form 20-F for the fiscal year ended May 31, 2012 (the “2012 Form 20-F”) with the Securities and Exchange Commission (the “SEC”). The annual report can be accessed on New Oriental’s investor relations website at investor.neworiental.org or the SEC’s website at www.sec.gov. New Oriental will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

Prior to the filing of the 2012 Form 20-F, New Oriental was informed by the staff of the SEC’s Division of Corporation Finance that, based on the Company’s representations made in response to the SEC’s inquiries, the staff has no objection to the Company’s consolidation of its variable interest entity, Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China”), into the Company’s consolidated financial statements, and also has no objection to the Company’s consolidation of its schools into New Oriental China or into the Company’s wholly-owned subsidiaries in China. The SEC staff has indicated that it will continue to review New Oriental’s disclosure documents, including the 2012 Form 20-F.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:      +86-10-6260-5568

Email:  zhaosisi@xdf.cn

Mr. Nick Beswick

Beijing Brunswick Consultancy Ltd.

Tel:      +86-10-5960 8600

Email:  edu@brunswickgroup.com

In the U.S.:

Ms. Patricia Graue

Brunswick Group LLC

Tel:      +1-415-671-7676

Email:  edu@brunswickgroup.com

SOURCE New Oriental Education and Technology Group Inc.

RELATED LINKS

http://english.neworiental.org